

May 31, 2012

Via E-mail
Mr. R. Arthur Seaver, Jr.
Chief Executive Officer
Southern First Bancshares, Inc.
100 Verdae Blvd., Suite 100
Greenville, SC 29607

> **Re:** **Southern First Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2012**
> **Supplemental Comments**
> **File No. 333-181198**

Dear Mr. Seaver:

We have reviewed your registration statement and have the following additional comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Summary

The Offering, page 2

2. Please revise your summary to provide a comparison of your earnings to fixed charges.

3.   If you intend to bid in the offering, please revise your summary to disclose the current capital ratios, for the company and the bank, and your anticipated capital ratios assuming the company is a successful bidder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel